UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                       April                         , 2007
                -----------------------------------------------------

                                Golar LNG Limited
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                 (Translation of registrant's name into English)


                        Commission File Number: 000-50113

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                Form 20-F   [  X  ]           Form 40-F [_____]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes    [_____]              No  [ X  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated April 24, 2007.

                                  Exhibit 99.1

                                   Golar LNG



GLNG - Golar LNG reduces shareholding in Korea Line Corporation

Golar LNG announces that it has sold 1 million Korea Line Corporation shares for a net price of approximately $71 million, which represents a book profit of approximately $29 million based upon the book value of the investment as at December 31, 2006.

After this sale Golar's shareholding in Korea Line Corporation will be 1.1 million shares or approximately 11%. As a result of this transaction it is expected that Golar will no longer equity account for its share of Korea Line's results.

The proceeds from the sale are likely to increase Golar's dividend capacity in the future quarters.

Golar LNG Limited
April 24, 2007
Hamilton, Bermuda.

Questions should be directed to:

Golar Management (UK) Ltd - +44 207 517 8600:
Gary Smith: Chief Executive Officer
Graham Robjohns: Chief Financial Officer:


                                               GOLAR LNG LIMITED
                                               (Registrant)

                                               By /s/ Graham Robjohns
                                               Graham Robjohns
                                               Chief Financial Officer

                                               Dated:  April 27, 2007




SK 03849 0004 769321